Filed by BowX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WeWork Inc.

Commission File No. 333-256133

The following communication was made available by WeWork, Inc. on August 13, 2021. The press release can be found here: https://www.businesswire.com/news/home/20210813005211/en/WeWork-Reports-Second-Quarter-2021-Results

WeWork Reports Second Quarter 2021 Results

Recovery trends that began in Q1 accelerated in Q2 as companies increasingly enacted hybrid work strategies,

contributing to sequential increases in both desk sales and occupancy.

•	Consolidated[1] new desk sales totaled 98,000 in the second quarter, equating to 5.9 million square feet sold in Q2

•

Consolidated total occupancy increased to 52% in Q2 from 48% in Q1. Including the incremental 40,000 net memberships that are already contracted to move in by year end, total occupancy would increase to 57%

•	Total revenue for the quarter ended at $593 million, with sequential increases month over month, from $187 million in April to $197 million in May, and $209 million in June

•	Strategic partnerships announced with Cushman & Wakefield and HBC, demonstrating growing opportunity for flexible space

NEW YORK, April 13, 2021 – WeWork, one of the leading global flexible space providers, today reported financial results for its second quarter ending on June 30, 2021.

Company Operating Results

•	As of June 30, WeWork’s global real estate portfolio included 763 locations across 38 countries, supporting approximately 937,000 workstations and 517,000 total memberships

•	Consolidated new desk sales totaled 98,000 in the second quarter, including new desk sales of 21,000 in April, 29,000 in May, and 48,000 in June

•	Consolidated Enterprise memberships accounted for 51% of total memberships

•	Overall average commitment length increased to 22 months, while Enterprise average commitment length increased to approximately 30 months

•

Q1 desk sales translated into occupancy gains in Q2 as total occupancy reached 52%. Including the incremental 40,000 net memberships that are already contracted to move in by year end, total occupancy would increase to 57%

Company Consolidated Financial Results2

•

Revenue of $593 million in the second quarter was in-line with Q1. Revenue increased sequentially each month in the quarter after reaching a trough in April: April revenue was $187 million, May revenue was $197 million and June revenue was $209 million. Preliminary July revenue is expected to be approximately $215 million

•	Adjusted EBITDA loss of $449 million for the quarter, which is in line with the prior quarter and year

•	Net loss of $923 million in the quarter, which included $474M of non-cash and non-recurring expenses, which is primarily Depreciation, Amortization, and Impairments.

[1]

For certain key performance indicators, the amounts we present are based on whether the indicator relates to a location for which the revenues and expenses of the location are consolidated within our results of operations (“Consolidated Locations”). Please refer to the “Key Performance Metrics Supplemental Information” for a more detailed definition of our Consolidated operations key performance metrics.

[2]

Throughout this release, we may make certain references to Non-GAAP financial or operating metrics. Please see “Non-GAAP Supplemental Measures” for more detailed discussion and explanations of the various non-GAAP financial measures cited in this release.

•	Free Cash Flow used in operations was $649 million, which is an improvement of nearly $15 million as compared to the prior quarter and an improvement of $22 million compared to Q2’ 2020

•

WeWork ended the second quarter with $1.6 billion in cash and unfunded cash commitments including $844 million of available cash on hand and $750 million currently available under our Senior Secured Notes facility. WeWork also extended the availability of its $1.1 billion Senior Secured Notes facility through the end of September 2021

Sandeep Mathrani, CEO of WeWork said: “Regardless of how companies are thinking about the future of work, access to a space to collaborate, innovate, mentor and build culture remains critical. The demand from businesses of all sizes accelerated through the quarter and steadily continued into July, delivering strong sales momentum that will drive occupancy and revenue growth. WeWork’s broad spectrum of flexible solutions has made our value proposition more apparent than ever and we are well positioned to provide companies around the world with the flexibility to adapt to the changing needs of the hybrid workforce.”

Space-as-a-Service Sales Update:

In Q2, WeWork saw the U.S. come back with renewed strength as companies actioned their return to work strategies quickly and decisively, leading to an increase in win rates, shorter sales cycles, and a much larger portion of deals created and closed within the same quarter.

The company’s consolidated new desk sales of 98,000 equates to 5.9 million square feet sold in the second quarter. Consolidated net desk sales turned positive in March 2021, a leading indicator of future positive member adds and revenue increases, and has been positive for the four consecutive months since. As it historically takes 1-3 months for a desk sale to convert into a revenue-generating membership, positive net desk sales in March translated into our first month-over-month increase in revenue one month later, in May. The net desk sales ramp from 5,000 in April to 13,000 in May and then 30,000 in June will continue to reflect an increase in revenues through the end of the year.

Small and medium businesses continued to comprise two-thirds of new desk sales in the second quarter, while Enterprise demand accelerated as notable companies such as Goldman Sachs, Klarna, Contentsquare and FabFitFun took space with WeWork in markets around the world.

WeWork’s total consolidated membership inclusive of All Access increased to 406,000 and total occupancy increased to 52% as of the end of the quarter. This does not include the incremental 40,000 net memberships that are already contracted to move in by year end, bringing total sold memberships to date of 446,000, which equates to a total occupancy of 57%.

All Access:

WeWork’s All Access offering - which includes both pay-as-you-go and monthly subscription products—continues to see demand as companies leverage All Access as a critical tool for enacting their flexible work strategies. WeWork has continued to partner with companies with broad customer networks, most recently with American Airlines, American Express, Brex, Y Combinator-backed startups, and Uber to engage new audiences and drive member growth. All Access and other virtual memberships were over 20,000 at the end of June. Revenue for our All Access and other Marketplace and Events products was $5.3 million in the month of June, a run rate of $60 million per year.

Platform - Asset-light Model:

Recently, WeWork has taken the first steps towards expanding its workplace experience management platform through a first-of-its-kind deal with HBC. HBC has long been at the forefront of reinventing retail, and this time is no different. WeWork will work with HBC to support the launch of “SaksWorks”, their new membership club product offering with stylish work and meeting spaces, artisanal cafes, retail, fitness studios and programmed events all under one roof. SaksWorks’ first four locations across the Tri-State Area are being powered by WeWork’s proprietary technology, hospitality-driven community, and sales resources.

Cushman & Wakefield Strategic Partnership Announcement:

On August 9, WeWork announced a strategic partnership with Cushman & Wakefield that would integrate WeWork’s flex space offerings into Cushman’s global occupier portfolio. The partnership would combine WeWork’s proprietary platform of workplace experience management software and hospitality experience with Cushman & Wakefield’s industry-leading asset and facilities management services. In addition, Cushman & Wakefield, WeWork and BowX Acquisition Corp (“BowX”) are in discussions regarding a potential transaction where Cushman & Wakefield would provide up to $150,000,000.00 in a non-dilutive backstop equity facility on mutually agreeable terms. This potential transaction underscores the confidence from the market in WeWork’s business and brand, while providing a new channel of distribution as their sales and leasing will offer WeWork’s offerings and capabilities to clients around the globe. The material terms of the partnership are non-binding and subject to finalization of definitive documentation.

Portfolio Optimization and Cost Savings Initiatives Update:

WeWork has continued to optimize its real estate portfolio through strategic lease terminations and amendments. On a global basis, WeWork terminated 30 leases and executed 80 lease amendments during the second quarter, totaling over 150 full lease exits and more than 350 lease amendments and partial exits since the beginning of 2020. WeWork estimates it has achieved approximately $400 million in annualized rent savings as a direct result of these strategic optimization efforts, including full and partial lease terminations. As WeWork’s portfolio optimization efforts come to an end, the company will continue to proactively manage its portfolio sustainably.

Additionally, SG&A3 through the first 6 months of 2021 was $420 million, less than half the amount recorded during the first 6 months of 2020, further highlighting efficiencies gained through strategic rationalization of SG&A expenses over the past 18 months.

Outlook:

The duration and scope of the COVID-19 pandemic, including the emergence of the Delta variant, has been unpredictable and resulted in a slower than expected timing of recovery for the first half of the year from when we established our initial financial projections. As a result of these recent developments and other factors, the Company has prepared current projections based on the best and most recent information available, including reducing expectations around timing of the recovery of average revenue per member, particularly in the United States and Canada, in 2021 and 2022 in light of the delay in the recovery of the business from the COVID-19 pandemic. The Company’s initial projections were not materially changed for 2023 and 2024. The current projections will be disclosed in the next filing of the BowX registration statement on Form S-4.

The Company has seen a continuation of sequentially improving revenue trends, with preliminary July revenue expected to be approximately $215 million, which puts WeWork in a position to achieve $650 - 700 million in the third quarter.

[3]

Selling, General, and Administrative expenses (“SG&A”) excludes stock-based compensation and payments for services rendered, legal, tax, and regulatory reserves and settlements, legal costs related to regulatory investigations and litigations, expenses related to mergers, acquisitions, and divestitures, and capital raising activities as these items are not included in Adjusted EBITDA.

Investors

Chandler Salisbury

investor@wework.com

Media

Nicole Sizemore

press@wework.com

About WeWork

WeWork was founded in 2010 with the vision to create environments where people and companies come together and do their best work. Since opening our first location in New York City, we’ve grown into a global flexible space provider committed to delivering technology-driven flexible solutions, inspiring spaces, and unmatched community experiences. Today, we’re constantly reimagining how the workplace can help everyone, from freelancers to Fortune 500s, be more motivated, productive, and connected. For more information about WeWork, please visit us at https://wework.com.

Forward-Looking Statements

Certain statements made in this press release may be deemed “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Although WeWork Inc. (the “Company”) believes the expectations reflected in any forward-looking statement are based on reasonable assumptions, it can give no assurance that its expectations will be attained, and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks, uncertainties and other factors. Such factors include, but are not limited to, the Company’s ability to refinance, extend, restructure or repay near and intermediate term debt, its indebtedness, its ability to raise capital through equity issuances, asset sales or the incurrence of new debt, retail and credit market conditions, impairments, its liquidity demands, and economic conditions and the Company’s inability to implement its business plan or meet or exceed its financial projections. The Company discusses these and other risks and uncertainties in its annual and quarterly periodic reports and other documents filed with the U.S. Securities and Exchange Commission. The Company may update that discussion in its periodic reports, but otherwise takes no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

Use of Non-GAAP Financial Measures

This press release includes certain financial measures not presented in accordance with generally accepted accounting principles in the United States (“GAAP”), including Adjusted EBITDA, Free Cash Flow (including on a forward-looking basis). These financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to net loss or other measures of profitability, liquidity or performance under GAAP. You should be aware that WeWork’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. WeWork believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about WeWork. WeWork’s management uses forward-looking non-GAAP measures to evaluate WeWork’s projected financials and operating performance. Additionally, to the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

Non-GAAP Financial Definitions

Adjusted Earnings Before Interest Expense, Income Tax, Depreciation, and Amortization (“Adjusted EBITDA”)

We supplement our GAAP results by evaluating Adjusted EBITDA, a non-GAAP measure. We define “Adjusted EBITDA” as net loss before income tax (benefit) provision, interest and other (income) expense, depreciation and amortization expense, stock-based compensation expense, expense related to stock-based payments for services rendered by consultants, income or expense relating to the changes in fair value of assets and liabilities remeasured to fair value on a recurring basis, expense related to costs associated with mergers, acquisitions, divestitures and capital raising activities, legal, tax and regulatory reserves or settlements, significant legal costs incurred by the Company in connection with regulatory investigations and litigation regarding the Company’s 2019 withdrawn initial public offering and the related execution of the SoftBank Transactions, as defined in Note 1 of the Notes to the Condensed Consolidated Financial Statements included in our Quarterly Report, net of any insurance or other recoveries, significant non-ordinary course asset impairment charges and, to the extent applicable, any impact of discontinued operations, restructuring charges, and other gains and losses on operating assets.

Free Cash Flow

Because of the limitations of Adjusted EBITDA, as noted above, we also supplement our GAAP results by evaluating Free Cash Flow, a non-GAAP measure. Free Cash Flow is defined as cash flow from operating activities less cash purchases of property and equipment, each as presented in the Company’s Condensed Consolidated Statements of Cash Flows calculated in accordance with GAAP. Free Cash Flow is both a performance measure and a liquidity measure that provides useful information to management and investors about the amount of cash generated by or used in the business. Free Cash Flow is also a key metric used internally by our management to develop internal budgets, forecasts and performance targets.

(Amounts in ones, except percentages)	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020
Other key performance indicators:
Consolidated Locations (1),(2)

Workstation capacity	770,000	804,000	865,000	962,000	936,000
Memberships	406,000	393,000	401,000	514,000	578,000
Occupancy Rate	52%	48%	46%	53%	58%
Enterprise Membership Percentage	51%	52%	52%	54%	48%
Unconsolidated Locations (1), (2)

Workstation capacity	168,000	160,000	166,000	57,000	58,000
Memberships	111,000	97,000	89,000	27,000	34,000
Occupancy Rate	66%	61%	54%	47%	59%
Total Locations

Workstation capacity	937,000	963,000	1,030,000	1,020,000	994,000
Memberships	517,000	490,000	490,000	542,000	612,000
Occupancy Rate	55%	50%	47%	52%	58%

(1)

For certain key performance indicators the amounts we present are based on whether the indicator relates to a location for which the revenues and expenses of the location are consolidated within our results of operations (“Consolidated Locations”) or whether the indicator relates to a location for which the revenues and expenses are not consolidated within our results of operations, but for which we are entitled to a management fee for our advisory services (“Unconsolidated Locations”). As of June 30, 2021, IndiaCo, ChinaCo and Israel locations are our only Unconsolidated Locations.

(2)

Effective October 2, 2020, the Company deconsolidated ChinaCo and as a result, beginning with the fourth quarter of 2020, the workstation capacity, memberships, occupancy and enterprise memberships percentages for Consolidated Locations excludes the impact of ChinaCo locations, and they are included in Unconsolidated Locations, with no impact on Total Locations. Prior to October 2, 2020, ChinaCo was still consolidated and therefore the key performance indicators for ChinaCo are included in Consolidated Locations.

WEWORK INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(Amounts in thousands, except share and per share amounts)	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents (1)	$843,957	$800,535
Accounts receivable and accrued revenue, net of allowance of $99,674 and $107,806 as of June 30, 2021 and December 31, 2020, respectively	118,205	176,521
Other current assets (including related party amounts of $0 and $780 as of June 30, 2021 and December 31, 2020, respectively)	435,448	352,172

Total current assets	1,397,610	1,329,228
Property and equipment, net	5,991,011	6,859,163
Lease right-of-use assets, net	13,923,373	15,107,880
Restricted cash (1)	11,528	53,618
Equity method and other investments	198,163	214,940
Goodwill	678,668	679,351
Intangible assets, net	53,806	49,896
Other assets (including related party amounts of $596,534 and $699,478 as of June 30, 2021 and December 31, 2020, respectively)	932,151	1,062,258

Total assets (1)	$23,186,310	$25,356,334

Liabilities
Current liabilities:
Accounts payable and accrued expenses (including amounts due to related parties of $72,010 and $14,497 as of June 30, 2021 and December 31, 2020, respectively)	$537,600	$723,411
Members’ service retainers	347,057	358,566
Deferred revenue (including amounts from related parties of $2,706 and $9,717 as of June 30, 2021 and December 31, 2020, respectively)	138,207	176,004
Current lease obligations (including amounts due to related parties of $13,217 and $10,148 as of June 30, 2021 and December 31, 2020, respectively)	873,531	847,531
Other current liabilities (including amounts due to related parties of $0 and $900 as of June 30, 2021 and December 31, 2020, respectively)	440,374	83,755

Total current liabilities	2,336,769	2,189,267
Long-term lease obligations (including amounts due to related parties of $558,062 and $436,074 as of June 30, 2021 and December 31, 2020, respectively)	18,977,544	20,263,606
Unsecured related party debt	2,200,000	1,200,000
Convertible related party liabilities, net	57,944	418,908
Long-term debt, net	659,446	688,356
Other liabilities	242,522	221,780

Total liabilities (1)	24,474,225	24,981,917
Commitments and contingencies (Note 15)
Convertible preferred stock; 959,370,218 shares authorized as of June 30, 2021, and 499,018,795 and 368,912,507 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	8,379,182	7,666,098
Redeemable noncontrolling interests	291,901	380,242

WEWORK INC.

CONDENSED CONSOLIDATED BALANCE SHEETS – (CONTINUED)

(UNAUDITED)

(Amounts in thousands, except share and per share amounts)	June 30, 2021	December 31, 2020
Equity
WeWork Inc. shareholders’ equity (deficit):
Common stock Class A; par value $0.001; 941,647,617 shares authorized as of June 30, 2021, and 176,628,752 and 41,512,605 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	177	42
Common stock Class B; par value $0.001; 234,910,597 shares authorized as of June 30, 2021 and zero and 129,382,459 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	—	129
Common stock Class C; par value $0.001; 50,967,800 shares authorized as of June 30, 2021, and 24,132,575 and 25,168,938 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	24	25
Common stock Class D; par value $0.001; 234,910,597 shares authorized as of June 30, 2021, and zero shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	—	—
Additional paid-in capital	2,775,762	2,188,319
Accumulated other comprehensive income (loss)	(116,269)	(158,810)
Accumulated deficit	(12,624,690)	(9,703,490)

Total WeWork Inc. shareholders’ deficit	(9,964,996)	(7,673,785)
Noncontrolling interests	5,998	1,862

Total equity	(9,958,998)	(7,671,923)

Total liabilities and equity	$23,186,310	$25,356,334

(1)

The Company’s condensed consolidated balance sheets include assets and liabilities of consolidated variable interest entities (“VIEs”). As of June 30, 2021 and December 31, 2020, total assets of consolidated VIEs, after intercompany eliminations, were $1.9 billion and $2.1 billion respectively, including $102.6 million and $166.6 million of cash and cash equivalents, respectively, and $10.1 million and $10.0 million of restricted cash, respectively. Total liabilities of consolidated VIEs, after intercompany eliminations, were $1.6 billion and $1.7 billion as of June 30, 2021 and December 31, 2020, respectively. Creditors of VIEs do not have recourse against the general credit of the Company, except relating to certain lease guarantees totaling $13.6 million and $14.6 million as of June 30, 2021 and December 31, 2020, respectively, provided by WeWork Inc. to certain landlords of the VIEs. See Note 5 for additional details.

WEWORK INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Amounts in thousands)	2021	2020	2021	2020
Revenue (including related party revenue of $38,758 and $45,375 for the three months and $87,694 and $92,637 for the six months ended June 30, 2021 and 2020, respectively. See Note 16)	$593,478	$881,734	$1,191,331	$1,938,617

Expenses:
Location operating expenses—cost of revenue (exclusive of depreciation and amortization of $170,319 and $176,804 for the three months and $345,626 and $351,618 for the six months ended June 30, 2021 and 2020, respectively, shown separately below)	780,489	881,468	1,598,812	1,804,802
Pre-opening location expenses	43,435	78,184	76,839	165,919
Selling, general and administrative expenses(1)	225,082	392,818	499,502	925,101
Restructuring and other related costs	(27,794)	80,529	466,045	136,216
Impairment/(gain on sale) of goodwill, intangibles and other assets	242,104	280,476	541,585	555,959
Depreciation and amortization	180,157	195,797	364,341	390,156

Total expenses (including related party expenses of $14,793 and $24,281 for the three months and $38,253 and $45,526 for the six months ended June 30, 2021 and 2020, respectively. See Note 16)	1,443,473	1,909,272	3,547,124	3,978,153

Loss from operations	(849,995)	(1,027,538)	(2,355,793)	(2,039,536)
Interest and other income (expense), net:
Income (loss) from equity method and other investments	6,068	(43,204)	(24,510)	(47,111)
Interest expense (including related party expenses of $(96,399) and $(71,361) for the three months and $(184,275) and $(95,032) for the six months ended June 30, 2021 and 2020, respectively. See Note 9 and Note 16)	(113,259)	(93,249)	(217,828)	(138,090)
Interest income	4,358	1,978	9,455	8,742
Foreign currency gain (loss)	33,025	54,473	(37,925)	(149,985)
(Loss) gain from change in fair value of related party financial instruments (See Note 9)	1,309	4,197	(350,822)	792,313
Loss on extinguishment of debt	—	—	—	(76,295)

Total interest and other income (expense), net	(68,499)	(75,805)	(621,630)	389,574

Pre-tax loss	(918,494)	(1,103,343)	(2,977,423)	(1,649,962)
Income tax benefit (provision)	(4,015)	(7,095)	(7,282)	(16,115)

Net loss	(922,509)	(1,110,438)	(2,984,705)	(1,666,077)
Net loss attributable to noncontrolling interests:
Redeemable noncontrolling interests — mezzanine	34,134	244,706	64,120	603,763
Noncontrolling interest — equity	(470)	1,903	(615)	14,616

Net loss attributable to WeWork Inc.	$(888,845)	$(863,829)	$(2,921,200)	$(1,047,698)

(1)

Includes cost of revenue in the amount of $20.6 million and $50.1 million for the three months and $32.7 million and $142.5 million for the six months ended June 30, 2021 and 2020, respectively. Excludes depreciation and amortization of none for the three months and none and $0.2 million for the six months ended June 30, 2021 and 2020, respectively shown separately below.

WEWORK INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
(Amounts in thousands)	2021	2020
Cash Flows from Operating Activities:
Net loss	$(2,984,705)	$(1,666,077)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	364,341	390,156
Impairment of property and equipment	—	2,825
Impairment/(gain on sale) of goodwill, intangibles and other assets	541,585	555,959
Non-cash transaction with principal shareholder	428,289	—
Loss on extinguishment of debt	—	76,295
Stock-based compensation expense	159,874	44,961
Issuance of stock for services rendered, net of forfeitures	(2,273)	9,834
Non-cash interest expense	105,137	67,390
Provision for allowance for doubtful accounts	17,247	20,956
(Income) loss from equity method and other investments	24,510	47,111
Distribution of income from equity method and other investments	3,210	—
Foreign currency (gain) loss	37,925	148,854
Change in fair value of financial instruments	350,822	(792,313)
Contingent consideration fair market value adjustment	—	(194)
Changes in operating assets and liabilities:
Operating lease right-of-use assets	830,935	234,284
Current and long-term lease obligations	(909,490)	752,026
Accounts receivable and accrued revenue	11,630	(69,988)
Other assets	(58,838)	(13,638)
Accounts payable and accrued expenses	(40,704)	(30,901)
Deferred revenue	(36,684)	36,233
Other liabilities	(3,488)	17,959
Deferred income taxes	1,720	(284)

Net cash provided by (used in) operating activities	(1,158,957)	(168,552)
Cash Flows from Investing Activities:
Purchases of property and equipment	(153,142)	(985,011)
Capitalized software	(17,986)	(12,705)
Change in security deposits with landlords	2,885	(4,875)
Proceeds from asset divestitures and sale of investments, net of cash divested	8,319	1,088,876
Contributions to investments	(26,704)	(93,357)

Net cash provided by (used in) investing activities	(186,628)	(7,072)

WEWORK INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS – (CONTINUED)

(UNAUDITED)

	Six Months Ended June 30,
(Amounts in thousands)	2021	2020
Cash Flows from Financing Activities:
Principal payments for property and equipment acquired under finance leases	(2,184)	(2,144)
Proceeds from issuance of debt	—	32,445
Proceeds from unsecured related party debt	1,000,000	—
Proceeds from LC Debt Facility	349,011	—
Repayments of debt	—	(759,196)
Repayment of security deposit loan	(2,615)	—
Debt and equity issuance costs	—	(4,124)
Proceeds from exercise of stock options and warrants	2,413	149
Proceeds from issuance of noncontrolling interests	—	629
Distributions to noncontrolling interests	—	(315,015)
Payments for contingent consideration and holdback of acquisition proceeds	(2,523)	(32,792)
Proceeds relating to contingent consideration and holdbacks of disposition proceeds	12,177	—
Additions to members’ service retainers	198,194	205,734
Refunds of members’ service retainers	(204,763)	(280,814)

Net cash provided by (used in) financing activities	1,349,710	(1,155,128)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(2,793)	(22,610)

Net increase (decrease) in cash, cash equivalents and restricted cash	1,332	(1,353,362)
Cash, cash equivalents and restricted cash—Beginning of period	854,153	2,200,688

Cash, cash equivalents and restricted cash—End of period	$855,485	$847,326

	June 30,
(Amounts in thousands)	2021	2020
Cash and cash equivalents	$843,957	$713,984
Restricted cash	11,528	132,342
Cash and cash equivalents held for sale	—	1,000

Cash, cash equivalents and restricted cash	$855,485	$847,326

	Six Months Ended June 30,
(Amounts in thousands)	2021	2020
Supplemental Cash Flow Disclosures:
Cash paid during the period for interest (net of capitalized interest of $0 and $2,981 during 2021 and 2020, respectively)	$87,907	$48,368
Cash received for operating lease incentives — tenant improvement allowances	233,339	737,392
Cash received for operating lease incentives — broker commissions	670	14,904
Supplemental Disclosure of Non-cash Investing & Financing Activities:
Property and equipment included in accounts payable and accrued expenses	85,877	306,503
Conversion of related party liabilities to into Preferred Stock	711,786	—

Additional ASC 842 Supplemental Disclosures

	Six Months Ended June 30,
(Amounts in thousands)	2021	2020
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	$1,133,455	$964,093
Cash paid for interest relating to finance leases in operating activities	2,170	2,368
Cash paid for principal relating to finance leases in financing activities	2,184	2,144
Right-of-use assets obtained in exchange for finance lease obligations	—	920
Right-of-use assets obtained in exchange for operating lease obligations, net of modifications and terminations	(1,011,144)	(469,083)

A reconciliation of net loss, the most comparable GAAP measure, to Adjusted EBITDA is set forth below:

	Three Months Ended June 30,		Six Months Ended June 30,
(Amounts in thousands)	2021	2020	2021	2020
Net loss	$(922,509)	$(1,110,438)	$(2,984,705)	$(1,666,077)
Income tax (benefit) provision(a)	4,015	7,095	7,282	16,115
Interest and other (income) expenses, net(a)	68,499	75,805	621,630	(389,574)
Depreciation and amortization(a)	180,157	195,797	364,341	390,156
Restructuring and other related costs(a)	(27,794)	80,529	466,045	136,216
Impairment/(gain on sale) of goodwill, intangibles and other assets(a)	242,104	280,476	541,585	555,959
Stock-based compensation expense(b)	4,294	11,993	57,892	34,818
Stock-based payments for services rendered by consultants(b)	1	4,906	(2,273)	9,834
Change in fair value of contingent consideration liabilities(c)	—	(23)	—	(194)
Legal, tax and regulatory reserves and settlements	79	908	7,496	1,073
Legal costs related to regulatory investigations and litigation(d)	(1,077)	11,696	22,319	21,017
Expense related to mergers, acquisitions, divestitures and capital raising activities	3,303	5,526	3,809	6,339

Adjusted EBITDA	$(448,928)	$(435,730)	$(894,579)	$(884,318)

(a)	As presented on our condensed consolidated statements of operations.
(b)	Represents the non-cash expense of our equity compensation arrangements for employees, directors, and consultants.
(c)

Represents the change in fair value of the contingent consideration associated with acquisitions as included in selling, general and administrative expenses on the condensed consolidated statements of operations.

(d)

Legal costs incurred by the Company in connection with regulatory investigations and litigation regarding the Company’s 2019 withdrawn initial public offering and the related execution of the SoftBank Transactions, net of any insurance or other recoveries. See section entitled “Legal Matters” in Note 15 of the notes to the condensed consolidated financial statements included elsewhere in this Quarterly Report for details regarding the related regulatory investigations and litigation matters.

A reconciliation of net cash provided by (used in) operating activities, the most comparable GAAP measure, to Free Cash Flow is set forth below:

	Six Months Ended June 30,
(Amounts in thousands)	2021	2020
Net cash provided by (used in) operating activities (a)	$(1,158,957)	$(168,552)
Less: Cash purchases of property and equipment (a)	(153,142)	(985,011)

Free Cash Flow	$(1,312,099)	$(1,153,563)

(a)	As presented on our condensed consolidated statements of cash flows.

Additional Information and Where to Find It

This communication relates to a proposed transaction between the Company and BowX. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, the combined company or BowX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. BowX has filed a registration statement on Form S-4 (the “S-4 registration statement”) with the Securities and Exchange Commission (the “SEC”), which includes a document that serves as a preliminary prospectus and proxy statement of BowX, referred to as a proxy statement/prospectus. After the S-4 registration statement has been declared effective, a proxy statement/prospectus will be sent to all BowX shareholders. BowX also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of BowX are urged to read the S-4 registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the S-4 registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BowX through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

BowX and its directors and executive officers may be deemed to be participants in the solicitation of proxies from BowX’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of BowX and information regarding their interests in the business combination is set forth in BowX’s registration statement on Form S-1 (Registration No. 333-239941) originally filed with the SEC on July 17, 2020. Additional information regarding the interests of such persons and other persons who may be deemed participants in the solicitation are contained in the S-4 registration statement and the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.